SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2003

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F	x	Form 40 F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	x

Attached as Exhibit 99 are the slides presented as part of the Q1 2003 Analyst Conference Call on April 23, 2003 by Alcon, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date	April 24, 2003	By	/s/ Martin Schneider
Name: Martin Schneider
Title: Attorney-in-Fact

Date	April 24, 2003	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact